Exhibit 99.64

NexTech AR Solutions Corp.

349 Carlaw Ave Suite 304

Toronto, ON M4M 2T1

NexTech Closes on $1,589,500 in Management Led Round

CEO Evan Gappelberg Invests $867,000

New York, NY - Toronto, ON – July 19, 2019 – NexTech AR Solutions Corp. (the “Company” or “NexTech”) (OTC: NEXCF) (CSE: NTAR) (FSE:N29) a rapidly growing technology and emerging growth company focused on bringing augmented reality (“AR”) to the masses is pleased to announce that it has closed its previously announced private placement of units and secured convertible debentures for an aggregate amount of $1,589,500. This aggregate amount is comprised of $264,399 worth of units, $985,500 worth of debentures and the previously announced first tranche closing of $339,600 worth of units The use of proceeds include increasing the sales team, pursuing M&A opportunities, and for general working capital purposes.

●	Evan Gappelberg- CEO and Director invested $867,000
●	Reuben Tozman- COO and Director $30,000
●	Paul Duffy- President invested and Director $7,000

Nextech is currently pursuing three multi-billion dollar verticals in the AR industry which all drive revenue from its omni-platform called “Aritize”.

AR Hollywood Studios

Expected to launch in Q4 2019, the studio has created a proprietary entertainment venue for which it is producing immersive content using augmented reality as the primary display platform. Heading up AR Studios is Paul Duffy, inventor of the human hologram and President of NexTech AR Solutions. Advising the AR Studio team is Barry Sandrew, Ph.D., a visual effects pioneer and serial entrepreneur who invented digital colorization of black and white movies, as well as a process for converting 2D feature films to 3D. The NexTech engineering teams in Dallas and Austin are building out the software that will drive both AR content creation and its distribution.

Aritize(™) University

Having launched in June 2019, the app-based solution allows companies and educational establishments to leverage all of their existing 2D assets - YouTube videos, PDF documents, PowerPoint decks, images, etc. - and then overlay immersive 3D-AR experiences on top of that content for an interactive training experience that drives productivity. It also utilizes complex algorithms to recognize and relate content to each other, allowing it to create micro-learning courses and recommend relevant training content to each individual user.

Aritize(™) For eCommerce:

The company launched its technologically advanced webAR for e-commerce early in 2019 and has been rapidly signing up customers onto its SaaS platform, with notable customer wins like Walther Arms, Wright Brothers, Mr. Steak, Budweiser and many more. Nextech has the first ‘full funnel’ end-to-end eCommerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy.’ With a web enabled AR solution, Nextech has eliminated the biggest friction point of AR, which was that a consumer first had to download an app to experience AR in commerce.

Gartner reports 100 million consumers will shop in augmented reality online and in-store by 2020. NexTech is building out its AR and AI eCommerce offerings, which include using AI to create a guided and knowledgeable curator that can be programmed to be used for eCommerce or for education in the medical device market.

Terms of Offering

The 449,665 units issued pursuant to the private placement each consist of one common share and one-half of one transferable common share purchase warrant of the Company. Each warrant entitles the holder to acquire one common share of the Company at an exercise price of $0.70 per share for a period of 24 months from the date of issuance, subject to accelerated expiry.

The $985,500 worth of secured debentures issued pursuant to the private placement bear interest at a rate of 9% per annum (non-compounded) and mature 36 months from the date of issuance. The principal amount of the debentures and accrued interest is payable by the Company to the holder in 12 quarterly payments. The principal will be repaid in 12 equal instalments to the holder, plus accrued interest up to the date of each instalment payment, with the first payment due six months after issuance and representing two of the 12 quarterly payments to be made by the Company. The Company also has the option to pay the amount due at each payment date in cash and/or common shares of the Company based on a conversion price of C$0.60 per share (the “Conversion Price”). In addition, the Company may, at any time, prepay all or a portion of the principal amount and interest outstanding under the debenture in cash and/or common shares (based on the Conversion Price) prior to the maturity date and all or a portion of such amounts becoming due under the debenture, subject to a 15% prepayment penalty payable in cash to the holder.

In connection with the issuance of the debentures, the Company also issued bonus warrants (the “Warrants”) to subscribers of debentures. These warrants have an exercise price of $0.70 per share and expire 24 months from the date of issuance, subject to acceleration.

About NexTech AR Solutions Corp.

NexTech has an exclusive license to a portfolio of patents #7,054,831, #7,266,509 and patent pending applications #15351508, #62457136, #62559487, related to interactive gaming, interactive advertising, and augmented reality (“AR”) technology.

NexTech has a two pronged strategy for rapid growth including growth through acquisitions as well as by bringing a next-generation web-enabled augmented reality (AR) platform with Artificial Intelligence (AI) and analytics to the Cannabis industry, eCommerce, education, training, healthcare and video conferencing. Having integrated with Shopify, Magento and Wordpress, its technology offers eCommerce sites a universal 3D shopping solution. With just a few lines of embed code, the company’s patent-pending platform offers the most technologically advanced 3D AR/AI technology anywhere. NexTech’s ARitize™ eCommerce solution is a monthly SaaS subscription platform that enables retailers to transform 2D images into true 3D AR experiences.The company has created the AR industry’s first end-to-end affordable, intelligent, frictionless, scalable platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

Early Warning and MI 61-101

Evan Gappelberg (c/o 349 Carlaw Ave, Suite 304, Toronto, Ontario M4M 2T1) announces that he has acquired $657,000 worth of secured convertible debentures (the “Debentures”) of the Company and 1,095,000 warrants of the Company.

Immediately prior to the foregoing transaction, Mr. Gappelberg owned and/or had control or direction over 6,625,000 common shares of the Company representing approximately 12.3% of the issued and outstanding shares of the Company at such time, on an undiluted basis, of which 3,850,000 shares were owned directly and 2,775,000 shares were owned through Atlas Capital Advisors, LLC, a private company wholly owned by Mr. Gappelberg. In addition, Mr. Gappelberg owned 60,000 stock options and 175,000 share purchase warrants. If Mr. Gappelberg were to have exercised all of his stock options and warrants, he would have then owned and/or had control over 6,860,000 common shares of the Company, representing approximately 12.6% of the common shares of the Company on a partially diluted basis, assuming no assuming no further common shares of the Company had been issued.

As a result of the foregoing transaction, Mr. Gappelberg now owns and/or has control or direction over 6,625,000 common shares of the Company representing approximately 12.2% of the total issued and outstanding common shares of the Company on an undiluted basis. This represents an approximate 0.1% change in Mr. Gappelberg’s ownership of common shares of the Company on an undiluted basis. In addition, Mr. Gappelberg owns and/or has control over 60,000 stock options to purchase common shares of the Company, 1,270,000 share purchase warrants of the Company and $657,000 worth of Debentures. If Mr. Gappelberg were to exercise all of his stock options and warrants, and the Company were to convert all of the Debentures, he would then own and/or have control over 9,050,000 common shares of the Company, which would represent approximately 15.96% of the issued and outstanding common shares of the Company on a partially diluted basis, assuming no further common shares of the Company have been issued. This represents a 3.36% change in Mr. Gappelberg’s ownership of common shares of the Company on a partially diluted basis if Mr. Gappelberg were to exercise all of his stock options and warrants, and the Company were to convert all of the Debentures.

Mr. Gappelberg acquired the securities for investment purposes. Mr. Gappelberg may, depending on market and other conditions, increase or decrease his beneficial ownership of the Company’s securities, whether in the open market, by privately negotiated agreements or otherwise, subject to a number of factors, including general market conditions and other available investment and business opportunities.

The disclosure respecting Gappelberg’s shareholdings contained in this news release is made pursuant to Multilateral Instrument 62-104 and a report respecting the above acquisition will be filed with the applicable securities commissions using the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) and will be available for viewing at www.sedar.com.

As insiders of NexTech participated in this Offering, it is deemed to be a “related party transaction” within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61- 101”). NexTech is relying on the exemptions from the formal valuation and minority approval requirements contained in Sections 5.5(a) and 5.7(1)(a) of MI 61-101, on the basis that the fair market value of the transaction does not exceed 25% of NexTech’s market capitalization. The Company will be filing a material change report in respect of the related party transaction on SEDAR less than 21 days prior to the closing of the transaction due to the fact that the Company wished to close the transaction as soon as practicable.

All securities issued are subject to a four-month hold period from the date of issuance. The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “expected” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the use of proceeds, the AR Hollywood Studio launch date and consumer forecast for AR online shopping are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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